RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On April 22, 1997, the annual meeting of shareholders of The Latin America Investment Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect four directors to the Board of Directors of the Fund.

Name of Director        For           Withheld        Non-Votes
Dr. Enrique R. Arzac    4,971,465     156,920         2,739,000
George W. Landau        4,965,305     163,080         2,739,000
William W. Priest, Jr.  4,961,866     166,519         2,739,000
Richard W. Watt         4,962,087     166,298         2,739,000

In addition to the directors re-elected at the meeting, James J.
Cattano, Peter A. Gordon, Michael Hyland and Martin M. Torino continue to serve as directors of the Fund.

(2) To ratify the selection of Coopers & Lybrand L.L.P. as independent public accountants for the year ending December
31, 1997.

	For             Against         Abstain       Non-Votes
	4,969,674       112,654         46,057        2,739,000

(3) To approve an amendment to the Fund's investment restrictions to permit the Fund to issue "senior securities" to the extent permitted by the Investment Company Act of 1940, as amended.

	For             Against         Abstain       Non-Votes
	1,800,828       1,138,384       117,610       4,810,563

The Fund did not receive the required votes to approve the above proposal.

(4) To approve an amendment to the Fund's Articles of Incorporation relating to the size of the Board of Directors and the removal of Directors.

	For             Against         Abstain       Non-Votes
	4,542,300       970,375         160,127       2,194,583